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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

SR Telecom Inc.

(Translation of registrant's name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, QC H4S 1M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SR Telecom Inc.

(Registrant)

Date: March 31, 2005	By:	-s- Pierre St-Arnauld

Pierre St-Arnauld
President and Chief Executive Officer

Exhbit Index

Exhibit #	Description of Exhibit
99.1	Management Discussion and Analysis
99.2	2005 Financial Statements
99.3	Amended Q3 Financial and MDA
99.4	Amended Q2 Financial and MDA
99.5	News Release